EXHIBIT 4.2

Description of Capital Stock

Authorized and outstanding

The Company is authorized to issue 100,000,000 shares of common stock, par value $0.00001, and 5,000,000 shares of preferred stock, par value $0.0001. As of September 9, 2025, there were 17,843,667 shares of common stock outstanding and 450,000 shares of preferred stock outstanding across various classes, plus 22,000,000 super-voting preferred shares.

Common stock

Holders of common stock are entitled to one vote per share, with no cumulative voting. Dividends, if declared, are paid ratably and junior to any preferred stock preferences. In a liquidation, common participates pro rata after liabilities and any preferred liquidation preferences. Common stock has no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions; all issued shares are fully paid and non-assessable.

Preferred stock and “blank-check” authority

The board may issue preferred stock in one or more series and fix the designation, powers, preferences and rights (including voting and conversion) of each series, which could adversely affect common stock. Existing outstanding series include:

•	Class B convertible into common at 70% of the price in the next qualified offering exceeding $4,000,000,

•	Class C convertible into 0.005% of then-outstanding common per share,
•	Class D convertible into 2% of then-outstanding common per share, and
•	Class E convertible into 1% of then-outstanding common per share.

The Company must reserve adequate authorized common for conversion.

Super-voting preferred

There are 22,000,000 super-voting preferred shares outstanding, ten votes per share, which provide majority voting control to affiliates of the CEO; these shares materially dilute common stock voting power.

Anti-takeover and governance considerations

The charter/bylaws reportedly do not include classic anti-takeover devices such as a staggered board or supermajority merger votes, but the authorization of undesignated preferred and the outstanding super-voting preferred may discourage unsolicited changes in control by diluting voting power or impeding combinations; the Company is also subject to DGCL §203. Rights of holders can be amended per the charter/bylaws with requisite approvals.

Warrants and other securities

Outstanding warrants include the right to purchase 500,000 shares of common stock at $0.50 per share, expiring June 30, 2026.